UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                                  Sify Limited
            --------------------------------------------------------
                                (Name of Issuer)

                    Equity Shares, par value Rs. 10 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  82655M991/1/
            --------------------------------------------------------
                                 (CUSIP Number)

                                February 25, 2004
            --------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  [ ] Rule 13d-1(b)
                                  [X] Rule 13d-1(c)
                                  [ ] Rule 13d-1(d)


     /1/ This Schedule 13G relates to ownership of equity shares which are not publicly traded in the United States or India. The CUSIP number for the American Depositary Shares, each representing one equity share, is 82655M991.

--------------------------
CUSIP No. 82655M991                    13G/A                   Page 2 of 7 Pages
--------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SOUTH ASIA REGIONAL FUND
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         MAURITIUS
---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER
                                    1,552,285*
NUMBER OF SHARES             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
EACH REPORTING               6      0
PERSON WITH                  ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      1,552,285*
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,552,285*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.5%*
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

*    Includes shares held by the other reporting person.

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--------------------------
CUSIP No. 82655M991                    13G/A                   Page 3 of 7 Pages
--------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SASISP HOLDINGS LIMITED
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         MAURITIUS
---------------------------- ------ --------------------------------------------
                             5      SOLE VOTING POWER
                                    1,552,285
NUMBER OF SHARES             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
EACH REPORTING               6      0
PERSON WITH                  ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      1,552,285
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,552,285
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.5%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

--------------------------
CUSIP No. 82655M991                    13G/A                   Page 4 of 7 Pages
--------------------------

Item 1(a).    Name of Issuer:

              Sify Limited

Item 1(b).    Address of Issuer's Principal Executive Offices:

              271-A, Anna Salai, Teynampet, Chennai 600 018, India

Item 2(a).    Name of Person Filing:

              South Asia Regional Fund ("South Asia Regional Fund")

              SASISP Holdings Limited ("SASISP")

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The address of the principal office of South Asia Regional Fund is:

                    Les Cascade Building, Edith Cavell Street, Port Louis,

                    Mauritius

              The address of the principal office of SASISP is:

                    Les Cascade Building, Edith Cavell Street, Port Louis,

                    Mauritius

Item 2(c).    Citizenship:

              The citizenship of both South Asia Regional Fund and SASISP are Mauritius.

Item 2(d).    Title of Class of Securities:

              Equity Shares, par value Rs. 10 per share

Item 2(e).    CUSIP Number:

              82655M991

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  [_]  Broker or dealer registered under section 15 of the Act;

              (b)  [_]  Bank as defined in section 3(a)(6) of the Act;

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CUSIP No. 82655M991                    13G/A                   Page 5 of 7 Pages
--------------------------

              (c)  [_]  Insurance company as defined in section 3(a)(19) of the
                        Act;

              (d)  [_]  Investment company registered under section 8 of the
                        Investment Company Act of 1940;

              (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);

              (f)  [_]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)  [_]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note:  See Item 7);

              (h)  [_]  A savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

              (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.        Ownership.

         (a)   Amount beneficially owned:  See Item 9 of cover pages.

         (b)   Percent of class:  See Item 11 of cover pages.

         (c)   Number of shares as to which the person has:

               (i) sole power to vote or to direct the vote: See Item 5 of cover pages.

               (ii) shared power to vote or to direct the vote: See Item 6 of cover pages.

               (iii)  sole power to dispose or to direct the disposition of:
                      See Item 7 of cover pages.

               (iv)   shared power to dispose or to direct the disposition of:
                      See Item 8 of cover pages.

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CUSIP No. 82655M991                    13G/A                   Page 6 of 7 Pages
--------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          South Asia Regional Fund is the sole stockholder of SASISP, which is a wholly-owned subsidiary of South Asia Regional Fund.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------
CUSIP No. 82655M991                    13G/A                   Page 7 of 7 Pages
--------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2004



                                       South Asia Regional Fund



                                       By:  /s/ Kailash Sharma Ramnauth
                                          --------------------------------------
                                          Name:  Kailash Sharma Ramnauth
                                          Title: Director - International
                                                 Venture Capital Management
                                                 Limited Manager
                                                 of South Asia Regional Fund



                                       SASISP Holdings Limited



                                       By:  /s/ Gaetan Bouic
                                          --------------------------------------
                                          Name:  Gaetan Bouic
                                          Title: Director